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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 27 April 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

27 April 2004

To:	New Zealand Exchange Announcements Office	CC:	Australian Stock Exchange Company Announcements Office

DELISTING FROM NEW ZEALAND EXCHANGE

BHP Billiton Limited announced today that following a review of its secondary listing as an overseas issuer on the New Zealand Stock Market (NZSX), it has determined that it is no longer appropriate to maintain that listing.

BHP Billiton will cease to be listed on the NZSX after the close of trading (New Zealand time) on Friday, 30 April 2004.

Shares in BHP Billiton Limited were not traded on the NZSX, and shareholders will continue to be able to trade their shares on the Australian Stock Exchange.

Shareholders will also continue to receive notices and reports from the Company.

After the delisting, announcements will no longer be made to the NZSX but will be posted on BHP Billiton's website.

For further information contact:

Australia
James Agar, Investor Relations
Tel: +61 3 9609 2670
email: James.Agar@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 27 April 2004